National Grid PLC
21 January  2011

National Grid plc
Decision on Niagara Mohawk electric rate case

On 20 January 2011, Niagara Mohawk Power Corporation received the verbal decision from the New York Public Service Commission (“NYPSC”) on its request to increase distribution and transmission rates and implement certain other rate mechanisms for its electric business in New York.

While we await a written order, the key points from the Commission session appear to be as follows:

•	Rates are established for a 2011 rate year. The rates would take effect on 1 February 2011 retroactive to 1 January 2011 without any restriction on the Company’s right to file a new rate case.

•	A return on equity of 9.1 percent and a common equity ratio of 48 percent.

•	If National Grid agrees to not file for a new rate case before January 2012, a 20 basis point premium will be added to the return on equity.

•	An increase in delivery revenue of $112.7 million of which $50.0 million was approved on a temporary basis pending the outcome of a review of affiliate service company costs. Part of the increase in delivery revenues relates to the one-off recovery of certain stranded costs in 2011. To remove any increase in customer bills in 2011, the revenue increase will be offset by extending the period for recovery of certain deferred costs under the current rate plan.

National Grid has been requested to file, in July 2011, a proposal for final recovery of all deferred costs under the existing rate plan, currently estimated at $205 million.

•	Establishes a revenue decoupling mechanism for all customer classes eligible for the Company’s energy efficiency programs, providing the opportunity to recover lost base revenue resulting from customer-driven energy efficiency and other conservation measures that reduce sales volumes.

•	Rates are based on capex spending of $428.5 million for fiscal year 2011 and $433.3 million for fiscal year 2012. Establishes cost allowance on vegetation management, distribution, inspection & maintenance and various transmission O&M items.

•	Continues to allow for the full recovery of pension, OPEB and energy supply costs.

National Grid will be reviewing the details of this decision and developing a response in due course.

CONTACTS

National Grid:

Investors

David Rees	+44 (0) 20 7004 3170	+44 (0) 79 0151 1322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Michael Smart	+44 (0) 20 7004 3214	+44 (0) 77 6729 8988 (m)
Iwan Hughes	+44 (0) 20 7004 3169	+44 (0) 79 0040 5898 (m)

Media

Chris Mostyn	+44 (0) 20 7004 3149	+44 (0) 77 74827710 (m)
Deborah Taylor	+44 (0) 20 7004 3148	+44 (0) 77 8756 8375 (m)
Stephen Brady	+1 716 831 7744	+1 716 430 1349 (m)

Brunswick Tom Burns Tom Batchelar	+44 (0) 20 7404 5959

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